UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Rocky Mountain Chocolate Factory, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

774678403

(CUSIP Number)

AB Value Management LLC

Attn: Andrew Berger

208 Lenox Ave., #409

Westfield, NJ 07090

(855) 228-2583

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 774678403

1	NAME OF REPORTING PERSON AB Value Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW JERSEY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 224,855
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 224,855

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,855
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.67%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 774678403

1	NAME OF REPORTING PERSON AB Value Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 460,189*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 460,189*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,189*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.51%
14	TYPE OF REPORTING PERSON CO

*	Consists of the Shares owned directly by AB Value Partners and the Managed Account.

CUSIP NO. 774678403

1	NAME OF REPORTING PERSON Andrew Berger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 460,189*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 460,189*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,189
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.51%
14	TYPE OF REPORTING PERSON IN

*	Consists of the Shares owned directly by AB Value Partners and the Managed Account.

CUSIP NO. 774678403

1	NAME OF REPORTING PERSON Mary Kennedy Thompson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 774678403

1	NAME OF REPORTING PERSON Mark Riegel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 774678403

1	NAME OF REPORTING PERSON Sandra Elizabeth Taylor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 774678403

1	NAME OF REPORTING PERSON Rhonda J. Parish
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 774678403

The following constitutes amendment number 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D, as specifically set forth herein.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

(a) This statement is filed by:

(i)	AB Value Partners, LP, a New Jersey limited partnership (“AB Value Partners”);

(ii)	AB Value Management LLC, a Delaware limited liability company (“AB Value Management”), who manages each of AB Value Partners and a Managed Account;

(iii)	Andrew Berger (“Mr. Berger”), who serves as the managing member of AB Value Management; and as a nominee for the Board of Directors of the Issuer (the “Board”);

(iv)	Mary Kennedy Thompson (“Ms. Thompson”), as a nominee for the Board;

(v)	Mark Riegel (“Mr. Riegel”), as a nominee for the Board;

(vi)	Sandra Elizabeth Taylor (“Ms. Taylor”), as a nominee for the Board; and

(vii)	Rhonda J. Parish (“Ms. Parish”), as a nominee for the Board (Ms. Parish, together with Messrs. Berger and Riegel and Mses. Thompson and Taylor, the “Nominees” and each, a “Nominee”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further descripted in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Amendment No. 6.

(b) The address of the principal offices of each of AB Value Partners, AB Value Management and Mr. Berger is as follows: 208 Lenox Ave., #409, Westfield, NJ 07090. The principal business address of Ms. Thompson is as follows: 1010 N. University Parks Dr., Waco, TX 76707. The principal business address of Mr. Riegel is as follows: 11709 Roe Ave. Ste D239, Leawood, KS 66211. The principal business address of Ms. Taylor is as follows: 1909 Waterfront Place, #201, Pittsburgh, PA 15222. The principal business address of Ms. Parish is as follows: c/o AB Value, 208 Lenox Ave., #409, Westfield, NJ 07090.

(c) The principal business of AB Value Partners is investing in securities. The principal business of AB Value Management is to manage AB Value Partners. The principal occupation of Mr. Berger is serving as the managing member of AB Value Management. The principal occupation of Ms. Thompson is serving as the Chief Operating Officer of Neighborly Brands, a service provider focused on repairing, maintaining and enhancing customers’ homes and businesses. The principal occupation of Mr. Riegel is serving as the President and CEO of FroDo Baking Company, LLC, a national manufacturer and distributor of frozen dough products, as well as other baked goods, to leading retailers. The principal occupation of Ms. Taylor is serving as the President and Chief Executive Officer of Sustainable Business International LLC, an independent consultancy she founded which specializes in environmental sustainability and social responsibility for global businesses. The principal occupation of Ms. Parish is serving as a restaurant executive, most recently being the Chief Legal Officer and Secretary at Ruby Tuesday, Inc., owner, operator and franchisor of casual dining restaurants.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) AB Value Management is organized under the laws of the State of Delaware. AB Value Partners is organized under the laws of the State of New Jersey. Each of Messrs. Berger and Riegel and Mses. Thompson, Taylor and Parish is a citizen of the United States of America.

Item 3. Source and Amount of Funds of Other Consideration.

Item 3 is hereby amended to add the following:

The Shares covered by the Schedule 13D that are solely owned by Ms. Thompson were acquired in connection with Ms. Thompson’s service on the Board and on certain Board committees.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 28, 2021, AB Value Partners (together with its affiliates, “AB Value”) delivered a letter to the Issuer (i) nominating a slate of five (5) highly qualified director candidates, including Mr. Berger, Ms. Thompson, Mr. Riegel, Ms. Taylor and Ms. Parish (collectively, the “Nominees”), for election to the Board at the Issuer’s 2021 annual meeting of stockholders (the “2021 Annual Meeting”) and (ii) submitting a business proposal for consideration by stockholders at the 2021 Annual Meeting.

AB Value and the Issuer have engaged in a productive dialogue concerning the terms of potential settlement that could obviate the necessity of a proxy fight.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 6,124,288 Shares outstanding as of June 25, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Amendment No. 1 to its Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 28, 2021.

As of July 1, 2021, AB Value Partners directly owned 224,855 Shares, constituting approximately 3.67% of the Shares outstanding. By virtue of their relationships with AB Value Partners discussed in further detail in Item 2, each of AB Value Management and Mr. Berger may be deemed to beneficially own the Shares owned by AB Value Partners.

As of July 1, 2021, AB Value Management had caused the Managed Account to directly own 235,334 Shares, constituting approximately 3.84% of the Shares outstanding. By virtue of their relationships with AB Value Management discussed in further detail in Item 2, each of AB Value Management and Mr. Berger may be deemed to beneficially own the Shares owned by the Managed Account. By virtue of his relationship with AB Value Management discussed in further detail in Item 2, Mr. Berger may be deemed to beneficially own the shares owned by AB Value Management.

As of July 1, 2021, Ms. Thompson directly owned 2,000 Shares, constituting less than 1% of the Shares outstanding. Mr. Riegel and Mses. Taylor and Parish do not directly own any Shares and may not be deemed to beneficially own any Shares.

(b) Each of AB Value Partners, AB Value Management and Mr. Berger share the power to vote and dispose of the Shares beneficially owned, respectively, by AB Value Partners and AB Value Management. Ms. Thompson has the sole power to vote or dispose of the 2,000 Shares directly owned by her. Mr. Riegel and Mses. Taylor and Parish do not have shared power to vote or dispose of any Shares.

(c) Not applicable.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 28, 2021, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (i) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law, (ii) the Reporting Persons agreed to solicit proxies or written consents for proposals submitted to stockholders for approval and the election of the Nominees at the 2021 Annual Meeting (the “Solicitation”), and (iii) AB Value Partners and AB Value Management agreed to bear all pre-approved expenses incurred by the parties in connection with the Solicitation. A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Also on June 28, 2021, AB Value Partners and AB Value Management entered into an Indemnification Agreement with each of Messrs. Berger and Riegel and Mses. Thompson, Taylor and Parish, pursuant to which AB Value Partners and AB Value Management have agreed to indemnify each of the Nominees against certain claims arising from the Solicitation and any related transactions. The foregoing description of the Indemnification Agreements is qualified in its entirety by reference to the Form of Indemnification Agreement, which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The filing of this Amendment No. 6 shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not beneficially owned by such Reporting Person.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Joint Filing and Solicitation Agreement by and among AB Value Partners LP, AB Value Management LLC, Andrew Berger, Mary Kennedy Thompson, Mark Riegel, Sandra Elizabeth Taylor and Rhonda J. Parish, dated June 28, 2021.
99.2	Form of Indemnification Agreement.

CUSIP NO. 774678403

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2021

AB Value Partners, LP

By:	AB Value Management LLC
General Partner

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

AB Value Management LLC

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

/s/ Andrew Berger
Name:	Andrew Berger

/s/ Mary Kennedy Thompson
Name:	Mary Kennedy Thompson

/s/ Mark Riegel
Name:	Mark Riegel

/s/ Sandra Elizabeth Taylor
Name:	Sandra Elizabeth Taylor

/s/ Rhonda J. Parish
Name:	Rhonda J. Parish